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                                                               February 12, 1998
Mr. Steve Bartlett
Insignia Capital Advisors
The Woodmont Centre II
102 Woodmont Blvd., #400
Nashville, TN 37205

Re:  PURCHASE OF CERTAIN REAL PROPERTY KNOWN AS LAMPLIGHTER PARK APARTMENTS
     At: 825 156th Avenue, NE, Bellevue, WA (174 apartments - the "Property")
     By: Bay Apartment Communities, Inc., a Maryland corporation ("Buyer")
     From: Insignia Property Trust ("Seller")

Dear Mr. Bartlett:

This non-binding letter of intent sets forth the terms and conditions upon which Buyer is interested in pursuing the purchase of the Property from Seller.

     1.  Purchase Price.

         At close of escrow, Buyer would pay $13,525,000 all cash for the Property, subject to approximately $3,500,000 in existing mortgage debt secured by the Property as well as applicable prorations, credits and other adjustments.

     2.  Brokerage Fees.

         Buyer and Seller will represent themselves in the transaction and would each be responsible to pay their own brokers/consultants, pursuant to separate agreements.

     3.  Escrow.

         Upon Execution of a definitive purchase agreement and escrow instructions by Buyer and Seller, an escrow ("Escrow") for the transaction would be opened at an escrow company that is acceptable to Buyer and Seller ("Escrow Holder"). Buyer and Seller would deposit with Escrow Holder an executed copy of such purchase agreement ("Escrow Instructions"). Buyer would also deposit with Escrow Holder a deposit in the amount of $500,000 ("Deposit"), $25,000 of said deposit would be immediately non-refundable to Seller upon execution of the Purchase and Sale Agreement, except in the event of Seller default. Buyer would have up to thirty (30) calendar days following mutual execution of a purchase agreement to determine whether the Property is acceptable to Buyer in its sole and absolute discretion. Buyer shall provide written notice of Buyer's acceptance of the Property within the thirty (30) day period. If Buyer fails to approve the Property in writing, Escrow Holder would return the Deposit including accrued interest to Buyer and the Purchase Agreement would be null and void.

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Mr. Steve Bartlett                                            February 12, 1998
                                                                    Page 2 of 4

         If Buyer provides written notice of acceptance of the Property to Seller, the Deposit shall be increased to $1,000,000. If Buyer provides written notice of acceptance of the Property to Seller, the deposit shall become non-refundable to Buyer (except as detailed in Paragraph 5 and in the event that the transaction failed to close for any reason other than Buyer's default). The Deposit would be Seller's sole remedy as liquidated damages in case of breach of the Purchase Agreement by Buyer.

     4.  Closing.

         The purchase agreement would provide that the close of escrow would occur within 10 calendar days following written notice of Buyer's acceptance of the Property.

     5.  Contingencies.

         Buyer's obligation to consummate the acquisition of the Property would be subject to and conditioned upon satisfaction or waiver by Buyer in its sole and absolute discretion of all matters affecting the Property, including the conditions described in Paragraphs 5.1, 5.3, 5.4 and 5.5, and at the close of escrow for conditions described in Paragraphs 5.2 and 5.5:

         5.1  Title.

              Buyer's review and approval of the acreage and condition of title.

         5.2  Title Policy.

              Issuance to Buyer of an ALTA Owner's Policy of Title Insurance (Form B, 1970) upon the closing of Escrow.

         5.3  Agreements and Leases

              Buyer's review and approval in writing of all agreements and contracts.

         5.4  Buyer's Investigations.

              Buyer's preparation or receipt and approval of such studies, reports and investigations which Buyer deems appropriate.

              Buyer, its engineers, architects, employees, contractors and agents shall maintain public liability insurance policies insuring against claims arising as a result of the inspection of the Property being conducted by Buyer. Before entering the Property to conduct any inspections, Buyer and all Buyer's contractors or sub-agents shall supply Seller with individual insurance certificates naming Seller as an additional insured. Buyer also agrees to indemnify, defend, protect and hold Seller harmless from any and all loss, costs, including attorney's fees, liability or damages which Seller may incur or suffer as a result of Buyer's conducting its inspection and investigation of the Property including the entry of Buyer, its


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Mr. Steve Bartlett                                            February 12, 1998
                                                                    Page 3 of 4


              employees or agents and its lender onto the Property, including without limitation, liability for mechanics' lien claims. Buyer also agrees to defend and hold Seller harmless from any injuries, damages or claims of any nature whatsoever which Buyer's servants, agents or employees may have as a result of Buyer's inspection of the Property. Buyer further agrees to restore any damage to the Property which may arise as a result of Buyer's inspection of the Property.

         5.5  Seller Performance.

              Seller's performance of all of its duties and obligations and agreements under the binding agreement for the sale of the Property.

     6.  Representations and Warranties.

         Buyer will purchase on an As-Is basis with minimal representations and warranties granted by the Seller which are to be negotiated in the contract. Buyer will pay for all costs related to inspections which it deems necessary to conduct.

     7.  Costs and Adjustments. The purchase price will be adjusted as follows:

         7.1  Closing Costs.

              The purchase agreement would provide that the Seller pay all costs of CLTA title insurance, transfer taxes, recording fees, and one-half (1/2) of Escrow Holder's fee. Buyer would pay for the cost of the survey, one-half (1/2) of Escrow Holder's fee, and ALTA title insurance. Buyer and Seller shall each pay all costs of their respective legal counsel and other advisors.

         7.2  Prorations.

              Real estate taxes and assessments, personal property taxes, rent and operating expenses and all other income and expenses of the Property would be prorated as of the closing date.

     8.  Assignments.

         Buyer would be entitled to freely assign the purchase contract to any entity controlled by or under common control with Buyer without Seller's consent.

     9.  Duration of Offer.

         This proposal would remain open unless withdrawn or extended, until 5:00 p.m., Pacific Standard time, February 17, 1998. If this proposal is not accepted by that time, it would become null and void.


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Mr. Steve Bartlett                                            February 12, 1998
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    10.  Preparation of Purchase Agreement.

         This letter sets forth only the basic terms and conditions upon which the purchase and sale of the Property would be consummated. This letter of intent is a preliminary statement of general interest. It is expressly understood that it is not binding to either party. The Purchase and Sale Agreement, when executed by both parties, shall contain the full agreement. The purchase agreement will incorporate all of the terms set forth in this letter and such additional terms, conditions, representations and warranties as Buyer or Seller may reasonably require.

    11.  No Other Offers.

         From and after your acceptance of this letter, and until such time as the parties cannot, in good faith, agree upon the terms and conditions of such purchase agreement, Seller will not offer the Property for sale, or accept any offers to purchase the Property, and additionally, Seller will not transfer, hypothecate, mortgage or otherwise convey any interest in the Property without the prior written consent of Buyer.



Very truly yours,

BAY APARTMENT COMMUNITIES, INC.

/s/ Max L. Gardner

Max L. Gardner
Executive Vice President,
Chief Operating Officer and Director



The undersigned hereby approves and accepts on this 12th day of February 1998 the foregoing provisions and conditions, and represents and warrants that the person executing this document on behalf of Seller is fully authorized and approved to do so.

Consolidated Capital Institutional Properties / 3
By: ConCap Equities, Inc.   Its:  General Partner
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By: /s/ William H. Jarrard, Jr.
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        William H. Jarrard, Jr.
        President